Exhibit 99.1

Execution Version

NEXGEN ENERGY LTD.

Common Shares

EQUITY DISTRIBUTION AGREEMENT

January 6, 2023

Virtu ITG Canada Corp.

1720 - 222 Bay Street

Toronto, ON M5K 1B7

Virtu Americas, LLC

41st Floor – 1633 Broadway

New York, NY 10019

United States

Ladies and Gentlemen:

NexGen Energy Ltd., a corporation governed by the Business Corporations Act (British Columbia) (the “Company”), confirms its agreement (this “Agreement”) with Virtu ITG Canada Corp. (the “Canadian Agent”) and Virtu Americas, LLC (the “U.S. Agent”, and together with the Canadian Agent, the “Agents”), with respect to the issuance and sale from time to time by the Company of shares (the “Shares”) of the Company’s common shares with no par value per share (the “Common Shares”), having an aggregate offering price of up to C$250,000,000 (or its equivalent in other currencies) (the “Maximum Amount”, through or to the Agents, as sales agents, on the terms and subject to the conditions set forth in this Agreement.

The Company has prepared and filed with the securities regulatory authorities (the “Canadian Qualifying Authorities”) in each of the provinces and territories of Canada (the “Canadian Qualifying Jurisdictions”) an amended and restated preliminary short form base shelf prospectus dated December 22, 2022 (the “Canadian Preliminary Base Prospectus”) and has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions the Canadian Base Prospectus (as defined herein) in respect of an aggregate of up to C$500,000,000 (or the equivalent thereof in Canadian dollars or any other currencies) of Common Shares, warrants to purchase other Shelf Securities (as defined herein), subscription receipts, units comprised of one or more of any of the other Shelf Securities and debt securities or any combination thereof, of the Company (collectively, the “Shelf Securities”) in each case in accordance with Canadian Securities Laws (as defined herein). The British Columbia Securities Commission (the “Reviewing Authority”) is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the offering of the Shares. The Reviewing Authority has issued a receipt evidencing its receipt and evidencing that a receipt has been issued by the British Columbia Securities Commission and evidencing that a receipt is deemed to have been issued by the other Canadian Qualifying Authorities, for the Canadian Preliminary Base Prospectus and the

Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and deemed to have been issued by the other Canadian Qualifying Authorities for the Canadian Base Prospectus (the “Receipt”). The term “Canadian Base Prospectus” means the final short form base shelf prospectus dated December 29, 2022 relating to the Shelf Securities, at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with the applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions and the Translation Decision (as defined herein) (the “Canadian Securities Laws”), including National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 – Shelf Distributions (“NI 44-102”), and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including but not limited to, all Designated News Releases (as defined herein). As used herein, a “Designated News Release” means a news release disseminated by the Company disclosing information that, in the Company’s determination, constitutes a material fact (as such term is defined in Canadian Securities Laws) and identified by the Company as a “designated news release” for the purposes of the offering of Shares in writing on the face page of the version of such news release that is filed by the Company on the System for Electronic Document Analysis and Retrieval (“SEDAR”) in Canada. As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Shares filed by the Company with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws. As used herein, “Canadian Prospectus” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus. The Canadian Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Canadian Base Prospectus. All Designated News Releases shall also be filed with the Securities and Exchange Commission (the “Commission”) on Form 6-K and the Canadian Prospectus Supplement shall provide that such Form 6-K shall be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined herein). The “Translation Decision” means the decision of the Autorité des marchés financiers dated December 21, 2022 obtained by the Company granting exemptive relief from the requirement that the Canadian Prospectus and the documents incorporated by reference in the Canadian Prospectus be publicly filed in both the French and English languages. For the purposes of the Canadian Prospectus, the Company is not required to publicly file French versions of the Canadian Prospectus and the documents incorporated by reference therein.

The Company has also prepared and filed with the Commission, pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission, a registration statement on Form F-10 (File No. 333-266575) covering the registration of the Shelf Securities under the Securities Act of 1933, as amended (the “Act”), and the rules and regulations of the Commission thereunder (the “Rules and Regulations”), and such amendments (including post-effective amendments) to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(b) under the Act. Such registration statement on Form

F-10, at any given time, including amendments (including post-effective amendments) and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the “Registration Statement”. The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the most recent date it became effective under the Act is herein called the “U.S. Base Prospectus”. “U.S. Prospectus Supplement” means the most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Act, relating to the offering of the Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10; “U.S. Prospectus” means the U.S. Prospectus Supplement (and any additional U.S. Prospectus Supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus; “Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus; “Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement.

Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend”, “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the Commission or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to SEDAR and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to its Electronic Data Gathering Analysis and Retrieval System or any successor system thereof (“EDGAR”).

The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

All references in this Agreement to financial statements and schedules and other information which is “described”, “contained”, “included” or “stated” in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement or the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the

U.S. Base Prospectus, the U.S. Prospectus Supplement or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and which is deemed to be incorporated therein by reference as exhibits to the Registration Statement or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is “described”, “contained”, “included” or “stated” in the Canadian Base Prospectus or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Prospectus.

The Company confirms its agreement with the Agents as follows:

1. Sale and Delivery of the Shares.

(a) Agency Transactions. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company and the Agents agree that the Company may issue and sell through the Agents, as sales agents for the Company, the Shares (an “Agency Transaction”) as follows.

(i) The Company may, from time to time, propose to the applicable Agent the terms of an Agency Transaction by means of a telephone call or other forms of written electronic communication (confirmed promptly by electronic mail in a form substantially similar to Exhibit A hereto (an “Agency Transaction Notice”)) from any one of the individuals listed as authorized representatives of the Company on Schedule 1 hereto (each, an “Authorized Company Representative”), such proposal to include, among other parameters permitted in accordance with this Agreement: the trading day(s) for the New York Stock Exchange (the “NYSE”) or the Toronto Stock Exchange (the “TSX”) (which may not be a day on which the NYSE or the TSX, as applicable, is closed or scheduled to close prior to its regular weekday closing time) on which the Shares are to be sold (each, a “Trading Day”); the maximum number of Shares that the Company wishes to sell in the aggregate and on each Trading Day; and the minimum price at which the Company is willing to sell the Shares (the “Floor Price”). The Agency Transaction Notice shall be effective upon delivery to the applicable Agent unless and until (A) the applicable Agent declines to accept the terms contained therein and does not confirm promptly in accordance with Section 1(a)(ii), (B) the entire amount of the Shares under the Agency Transaction Notice have been sold, (C) the Company or the applicable Agent suspends or terminates the Agency Transaction Notice in accordance with the notice requirements set forth in Section 1(a)(vi) or Section 6, as applicable, (D) the Company issues a subsequent Agency Transaction Notice with parameters superseding those on the earlier Agency Transaction Notice, or (E) this Agreement has been terminated under the provisions of this Agreement. The terms of an Agency Transaction shall be proposed to, and each Agency Transaction Notice shall be addressed to, the respective individuals from the applicable Agent set forth on Schedule 1 hereto (the “Authorized Agent Representatives”).

(ii) If such proposed terms for an Agency Transaction are acceptable to the applicable Agent, it shall promptly confirm the terms by countersigning the Agency Transaction Notice for such Agency Transaction and emailing it to the Authorized Company

Representatives which delivered such Agency Transaction Notice. In the event of a conflict between the terms of this Agreement and the terms of an Agency Transaction Notice, the terms of the Agency Transaction Notice will prevail.

(iii) Subject to the terms and conditions hereof, the applicable Agent shall, severally and not jointly, use its commercially reasonable efforts to sell all of the Shares designated in, and subject to the terms of, such Agency Transaction Notice. The applicable Agent shall not sell any Share at a price lower than the Floor Price. The Company acknowledges and agrees with the Agents that (x) there can be no assurance that an Agent will be successful in selling all or any of such Shares or as to the price at which any Shares are sold, if at all, (y) no Agent shall incur liability or obligation to the Company or any other person or entity if they do not sell any Shares for any reason, and (z) no Agent shall be under any obligation to purchase any Shares on a principal basis pursuant to this Agreement.

(iv) Each of the Agents hereby covenants and agrees that during the time an Agent receives an Agency Transaction Notice pursuant to Section 1(a)(i) hereof that has not been suspended or terminated in accordance with the terms hereof, such Agent will monitor closely the market’s reaction to trades made on marketplaces (as such term is defined in National Instrument 21-101 – Marketplace Operation) pursuant to this Agreement in order to evaluate the likely market impact of future trades, and that, if such Agent has concerns as to whether a particular sale contemplated by an Agency Transaction Notice may have a significant effect on the market price of the Common Shares, the applicable Agent will, upon receipt of the applicable Agency Transaction Notice, recommend to the Company against effecting the trade at that time. Notwithstanding the foregoing, the Company acknowledges and agrees that the Agents cannot provide complete assurances that any sale will not have a significant effect on the market price of the Shares.

(v) The Agents, severally and not jointly, covenant that the Agents will not (nor will any person or company acting jointly or in concert therewith), in connection with the distribution of Shares in an “at-the-market distribution” (as defined in NI 44-102), enter into any transaction that is intended to stabilize or maintain the market price of the Common Shares, including selling an aggregate number or principal amount of Shares that would result in an Agent creating an over-allocation position in the Shares.

(vi) The Company, or the applicable Agent or Agents, may, upon notice to the other party or parties, in writing, by telephone (confirmed immediately by e-mail) or by e-mail notice (or other method mutually agreed to in writing by the parties), suspend or terminate any sale of Shares for any reason at any time for which it has delivered or received, as applicable, an Agency Transaction Notice; provided, however, that such suspension or termination shall not affect or impair any party’s obligations with respect to any Shares sold hereunder prior to the receipt of such notice. The parties agree that no such notice shall be effective against any other party unless it is made by and to, with respect to the Company, each of the Authorized Company Representatives or, with respect to the applicable Agent, and to each of the Authorized Agent Representatives, and in each case as Schedule 1 may be amended from time to time by written notice to each of the parties hereto.

(vii) If the terms of any Agency Transaction as set forth in an Agency Transaction Notice contemplate that the Shares shall be sold on more than one Trading Day, then the Company and the applicable Agent shall mutually agree to such additional terms and conditions as they deem necessary in respect of such multiple Trading Days, and such additional terms and conditions shall be binding to the same extent as any other terms contained in the relevant Agency Transaction Notice.

(viii) The applicable Agent, as sales agent in an Agency Transaction, shall not make any sales of the Shares on behalf of the Company, pursuant to this Agreement, other than by means of ordinary brokers’ transactions (x) that qualify for delivery of the Prospectus in accordance with Rule 153 of the Rules and Regulations and meet the definition of an “at the market offering” under Rule 415(a)(4) of the Rules and Regulations, (y) that constitute an “at-the-market-distribution” under NI 44-102, including, without limitation, sales made directly on the NYSE and the TSX, or any Canadian or United States marketplace, or (z) such other sales of the Shares on behalf of the Company in its capacity as agent of the Company as shall be agreed by the Company and the applicable Agent in writing.

(ix) The compensation to each Agent for sales of the Shares in an Agency Transaction with respect to which such Agent acts as sales agent hereunder shall be as set forth in the Agency Transaction Notice for such Agency Transaction but shall not exceed 1% of the gross offering proceeds of the Shares sold in such Agency Transaction. The applicable Agent shall provide written confirmation to the Company (which may be provided by email to at least two of the Authorized Company Representatives) following the close of trading on each Trading Day on which Shares are sold in an Agency Transaction under this Agreement, setting forth (i) the number and the average price of Shares sold on such Trading Day (showing the number and the average price of Shares sold on the TSX, on the NYSE or on any other “marketplace”), (ii) the gross offering proceeds received from such sales, (iii) the commission payable by the Company to such Agent with respect to such sales (which commission shall be paid in the same currency as the sale of the Shares to which such commission pertains) and (iv) the net offering proceeds (being the gross offering proceeds for such sales less the commission payable for such sales) (the “Net Offering Proceeds”).

(x) Settlement for sales of the Shares in an Agency Transaction pursuant to this Agreement shall occur on the second Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each such day, a “Settlement Date”). On each Settlement Date, the Shares sold through the applicable Agent in Agency Transactions for settlement on such date shall be issued and delivered by the Company to the applicable Agent against payment by the applicable Agent to the Company of the Net Offering Proceeds from the sale of such Shares. Settlement for all such Shares shall be effected by free delivery of the Shares by the Company or its transfer agent to the applicable Agent’s or its designee’s account (provided that the applicable Agent shall have given the Company written notice of such designee prior to the relevant Settlement Date) at The Canadian Depository for Securities (“CDS”), The Depository Trust Company or by such other means of delivery as may be mutually agreed upon by the parties hereto, which in all cases shall be freely tradable, transferable, registered shares in good deliverable form, which may include book-entry, in return for payment in same-day funds delivered to the account designated by the Company. If the Company, or its transfer agent (if applicable), shall default on its obligation to deliver the Shares on any Settlement

Date, the Company shall (i) hold the applicable Agent harmless against any loss, claim, damage, or expense (including, without limitation, reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay the applicable Agent any commission, discount or other compensation to which it would otherwise be entitled absent such default, provided, however, that without limiting Section 5 herein, with respect to (ii) above, the Company shall not be obligated to pay the applicable Agent any commission, discount or other compensation on any Shares that it is not possible to settle due to: (A) a suspension or material limitation in trading in securities generally on the TSX or the NYSE; (B) a material disruption in securities settlement or clearance services in the United States or Canada; or (C) failure by the applicable Agent to comply with its obligations under the terms of this Agreement.

(b) Maximum Number of Shares. Under no circumstances shall the Company propose to any one of the Agents, or any one of the Agents effect, a sale of Shares in an Agency Transaction pursuant to this Agreement if such sale would (i) cause the aggregate gross sales proceeds of the Shares sold pursuant to this Agreement to exceed the Maximum Amount, (ii) cause the number of Shares sold to exceed the number of shares of Common Shares available for offer and sale under the then effective Canadian Prospectus or Registration Statement or (iii) cause the number of Shares sold pursuant to this Agreement to exceed the number of Shares authorized from time to time to be issued and sold pursuant to this Agreement by the Company’s board of directors, or a duly authorized committee thereof, and notified to the applicable Agent in writing.

(c) Regulation M. If any party hereto has reason to believe that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act are not satisfied with respect to the Company or the Shares, it shall promptly notify the other parties and sales of Shares under this Agreement shall be suspended until that or other exemptive provisions have been satisfied in the judgment of each party hereto.

(d) Black-out Periods. Notwithstanding any other provision of this Agreement, no sales of Shares shall take place, the Company shall not request the sales of any Shares that would be sold and the Agents shall not be obligated to sell or offer to sell any Shares, during any period in which the Company’s insider trading or similar policy, as it exists on the date of this Agreement, would prohibit the purchase or sale of Common Shares by persons subject to such policy, or during any other period in which the Company is, or could be deemed to be, in possession of material non-public information with respect to the Company.

(e) Continuing Accuracy of Representations and Warranties. Any obligation of the Agents to use their commercially reasonable efforts to sell the Shares on behalf of the Company as sales agents shall be subject to the continuing accuracy of the representations and warranties of the Company herein, to the performance by the Company of its obligations hereunder and to the continuing satisfaction of the conditions specified in Section 3 of this Agreement.

2. Representations and Warranties of the Company. The Company represents and warrants to, and covenants with, the Agents as follows:

(a) Effectiveness of Registration. The Company is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the

Receipt to no longer be effective. At the time of filing the Registration Statement, the Company met, and as of the date hereof the Company meets, the general eligibility requirements for use of Form F-10 under the Act. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement will be so prepared and filed by the Company and, as applicable, the Company will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. The Commission’s website indicates that no stop order suspending the effectiveness of the Registration Statement is in effect. No proceedings for such purpose have been instituted or are pending or, to the best knowledge of the Company, are contemplated or threatened by any Canadian Qualifying Authority or similar regulatory authority or the TSX, the NYSE, or the Commission. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements, the Prospectuses or any Permitted Free Writing Prospectus (as defined herein) has been issued by the Commission or any Canadian Qualifying Authority. The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each Time of Sale (as defined herein) and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each Time of Sale and Settlement Date, if any, will contain full, true and plain disclosure of all material facts relating to the Shares and to the Company. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agents furnished to the Company in writing by or on behalf of the Agents expressly for use therein. The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations. The Company has delivered to the Agents one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the Prospectuses, as amended or supplemented, in such quantities and at such places as the Agents have reasonably requested. At the time of filing the Registration Statement and at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Shares, the Company was not and, as of the date of this Agreement, is not, an Ineligible Issuer (as defined in Rule 405 under the Act), without taking account of any determination by the Commission pursuant to Rule 405 under the Act that it is not necessary that the Company be considered an Ineligible Issuer. “Time of Sale” means the time of the applicable Agent’s initial entry into contracts with investors for the sale of such Shares.

(b) Accuracy. Each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F-10 and the Rules and Regulations on the date of filing thereof with the Commission and at each Time of Sale and Settlement Date, and the U.S. Prospectus, on its date, or the date of filing thereof with the Commission and at each Time of Sale and Settlement Date, as amended or supplemented, conformed or will conform in all material respects with the requirements of the Rules and

Regulations; each part of the Registration Statement, when such part became or becomes effective, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Prospectus, on its date and the date of filing thereof with the Commission on EDGAR, and the U.S. Prospectus and the applicable Permitted Free Writing Prospectus(es), if any, issued at or prior to such Time of Sale, taken together (collectively, and with respect to any Shares, together with the public offering price of such Shares, the “Disclosure Package”), in each case at each Time of Sale and Settlement Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance upon and in conformity with information relating to the Agents furnished in writing to the Company by or on behalf of the Agents specifically for inclusion in the Registration Statement, the U.S. Prospectus or any Permitted Free Writing Prospectus, or any amendment or supplement thereto.

(c) Permitted Free Writing Prospectus. Each Permitted Free Writing Prospectus, if any, as of its issue date and at all subsequent times through the completion of the offering of the Shares or until any earlier date that the Company notified or notifies the Agents as described in Section 3(z)(iii), did not, does not and will not include any material information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, in each case including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified, or includes an untrue statement of a material fact or omitted or would omit to state a material fact required to be stated therein or necessary in order to make the statements therein the light of the circumstances under which they were made, not misleading. The foregoing sentence does not apply to statements in or omissions from any Permitted Free Writing Prospectus in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of the Agents specifically for inclusion therein.

(d) Due Incorporation. The Company has been duly incorporated and is validly existing under the laws of British Columbia and has all requisite corporate power and authority to own, lease and operate its properties and assets, to conduct its business as now carried on by it as is or will be described in the Registration Statement, the Prospectuses and the Disclosure Package, (collectively, the “Offering Documents”) and to enter into, deliver and perform its obligations under this Agreement. The Company is duly qualified or authorized to transact business and is in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business.

(e) Material Subsidiaries. The Company’s subsidiaries (each a “Subsidiary” and collectively, the “Subsidiaries”) listed on Schedule 2 hereto (each, a “Material Subsidiary” and, collectively, the “Material Subsidiaries”) are the only Subsidiaries that are “significant subsidiaries” of the Company within the meaning of Rule 1-02(w) of Regulation S-X under the Act or are otherwise material to the Company; no Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s capital stock, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Subsidiary’s property or assets to the Company or any other Subsidiary of the Company; all of the issued share capital of or other ownership interests in each Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and (except as otherwise set forth in the Offering Documents) are owned directly or indirectly by the Company free and clear of any lien, charge, mortgage, pledge, security interest, claim, or other encumbrance of any kind whatsoever (each, a “Lien”); each Subsidiary has been duly organized and validly exists as a corporation, partnership or limited liability company in good standing under the laws of the jurisdiction of its organization, with full corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Offering Documents; each Subsidiary is duly qualified to do business and is in good standing in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually or in the aggregate) could not reasonably be expected to have a material adverse effect on (i) the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and its Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement (together with paragraph (i) a “Material Adverse Effect”).

(f) Capitalization. As of the date of this Agreement, the Company has an authorized and outstanding capitalization as set forth in the Offering Documents, and, as of the time of purchase and any additional time of purchase, as the case may be, the Company shall have an authorized and outstanding capitalization as set forth in the Offering Documents (subject, in each case, to (i) the issuance of Common Shares upon exercise of stock options or warrants disclosed as outstanding in the Offering Documents, (ii) the grant of options under existing stock option plans described in the Offering Documents and (iii) the issuance of Common Shares on the exercise or deemed exercise of such options); all of the issued and outstanding share capital of the Company, being the Common Shares, have been duly authorized and validly issued and are fully paid and non-assessable, have been issued in compliance with all applicable Canadian, U.S. and other securities laws and were not issued in violation of any pre-emptive right, resale right, right of first refusal or similar right; the Common Shares are duly listed, and admitted and authorized for trading, on the NYSE, the TSX and the Australian Securities Exchange (the “ASX”).

(g) The Shares. When issued in accordance with this Agreement and pursuant to the effective Registration Statement and the Prospectuses, and upon receipt of payment for the Shares, the Shares will have been duly and validly created and issued as fully paid and non-assessable. The Shares, upon issuance, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Company.

(h) Shares Qualified Investments. The Shares are qualified investments under the Income Tax Act (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, tax free savings accounts and registered disability savings plans;

(i) Transfer Agent and Registrar. Computershare Investor Services Inc. at its principal office in the city of Vancouver, British Columbia is the duly appointed registrar and transfer agent of the Company with respect to its Common Shares, and Computershare Trust

Company, N.A. at its principal office in Denver, Colorado is the duly appointed U.S. co-transfer agent of the Company with respect to its Common Shares.

(j) [Intentionally Deleted]

(k) Absence of Rights. Except as described in the Offering Documents, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued Common Shares of the Company or any other agreement or option, for the issue or allotment of any unissued securities of the Company or any other security convertible into or exchangeable for any such Common Shares or to require the Company to purchase, redeem or otherwise acquire any of the issued and outstanding securities of the Company; except as disclosed in the Offering Documents, no person has any rights to require registration or qualification under the Act or the Canadian Securities Laws of any security in connection with the offer and sale of the Shares contemplated hereby, and any such rights so disclosed have either been fully complied with by the Company or effectively waived by the holders thereof.

(l) Ordinary Course. Since December 31, 2021, other than as disclosed in the Offering Documents: (i) there has not been any material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries; (ii) there has not been any material change in the capital stock or long-term debt of the Company; and (iii) the Company and its Subsidiaries have carried on their respective business in the ordinary course;

(m) Continuous Disclosure. The Company is in compliance with its timely disclosure obligations under the Exchange Act and Canadian Securities Laws and the by-laws, rules and policies of the TSX and NYSE, and the information and statements in the documents incorporated by reference in the Offering Documents were true and correct at the time such documents were filed on SEDAR or EDGAR, as applicable, and did not contain any misrepresentation, as of the respective dates of such information and statements, and the Company has not filed any confidential material change reports since December 31, 2021, which remain confidential as at the date hereof;

(n) Disclosure Controls. The Company maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act and Canadian Securities Laws) that comply with the requirements of the Exchange Act and Canadian Securities Laws; such disclosure controls and procedures have been designed to ensure that material information relating to the Company is made known to the Company’s principal executive officer and principal financial officer by others within those entities; such disclosure controls and procedures have been evaluated by the Company’s principal executive officer and principal financial officer as effective, as set out in the Company’s most recent annual report on Form 40-F.

(o) Financial Statements. The consolidated financial statements of the Company, including the notes thereto, included or incorporated by reference in the Offering Documents (i) present fairly, in all material respects, the financial position of the Company and the statements of loss and comprehensive loss from operations and changes in equity and cash flows of the Company for the periods specified in such financial statements; and (ii) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis throughout the periods involved; the other financial and statistical information relating to the Company included or incorporated by reference in the Offering Documents, present fairly the information included therein and have been prepared on a basis consistent with that of the financial statements of the Company that are included or incorporated by reference in the Offering Documents and the books and records of the Company.

(p) Accounting Policies. There has been no change in accounting policies or practices of the Company since December 31, 2021, except as has been disclosed in the Offering Documents;

(q) Corporate Action. The Company has the necessary corporate power and authority to execute and deliver the Offering Documents and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Registration Statement or Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Offering Documents and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws or with the Commission under the Act, as applicable.

(r) No Consents Required. No consent, approval, authorization, order, registration, qualification, license, filing and permit of, with and from any judicial, regulatory and other legal or governmental agencies and bodies and any third parties, Canadian, U.S. or foreign (collectively, “Consents”) is required in connection with the distribution of the Shares or the consummation of the transactions as contemplated by this Agreement, other than (i) as may be required under the securities or blue sky laws of the various jurisdictions in which the Shares are being offered, (ii) as have been obtained and are in full force and effect, and (iii) as may be required under the rules of the NYSE and the TSX on or before each Time of Sale and associated Settlement Date.

(s) Liabilities. The Company does not have any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the consolidated financial statements of the Company, including the notes thereto, included or incorporated by reference in the Offering Documents or referred to or disclosed in the Offering Documents, other than liabilities, obligations, or indebtedness or commitments incurred in the normal course of business;

(t) Independent Accountant. KPMG LLP, which has audited the annual consolidated financial statements of the Company that are included or incorporated by reference in the Offering Documents, and whose reports appear or are incorporated by reference in the Offering Documents, are independent with respect to the Company as required by Canadian Securities Laws and are independent registered public accountants as required by the Act, the Exchange Act and by the rules of the Public Company Accounting Oversight Board.

(u) No Reportable Event. There has not been any reportable event (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) between the Company and its auditors.

(v) Audit Committee. The audit committee of the Company is comprised and operates in accordance with the requirements of National Instrument 52-110 of the Canadian Securities Administrators;

(w) Internal Control Over Financial Reporting and Internal Accounting Controls. The Company and its Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences; management of the Company assessed the Company’s internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f) and Canadian Securities Laws) as of the end of the Company’s most recent fiscal year and concluded that such internal control over financial reporting was effective as of such date and the Company is not aware of any material weakness in its internal control over financial reporting (except as otherwise set forth in the Offering Documents).

(x) No Change in the Company’s Internal Control Over Financial Reporting. Since the date of the latest audited consolidated financial statements of the Company included or incorporated by reference in the Offering Documents, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting (except as otherwise set forth in the Offering Documents).

(y) Assets. The Company and its Subsidiaries have good, valid and marketable title to and have all necessary rights of ownership in respect of all material assets described in the Offering Documents as being owned by the Company or its Subsidiaries free and clear of Liens save and except as otherwise disclosed in the Offering Documents, or as imposed by applicable law.

(z) Machinery and Equipment. All machinery and equipment owned or used by the Company in its business has been properly maintained and is in working order for the purposes of ongoing operation, subject to ordinary wear and tear for comparable machinery and equipment.

(aa) Mining Claims. All interests in material mining claims, concessions, exploitation or extraction rights or similar rights (“Mining Claims”) that are held by the Company or any of its Subsidiaries are in good standing, are valid, subsisting and enforceable, are free and clear of any material Liens or charges and, other than as set out in the Offering Documents, and other than assessment credits payable to governmental entities, no material commission, royalty, licence fee or similar payment is payable in respect of any of them. No other property rights are necessary for the conduct of the Company’s business as currently carried on as set out in the Offering Documents; and there are no material restrictions on the ability of the Company and its Subsidiaries to use, transfer or otherwise exploit any such property rights. The Company and its Subsidiaries are the holders of Mining Claims necessary to carry on the activities of the Company as currently conducted. Mining Claims held by the Company and its Subsidiaries cover the areas required by the Company for such purposes.

(bb) Option Agreements. All material option or lease option agreements concerning mining interests to which the Company or a Subsidiary is a party or otherwise bound, are in good standing and there are no material Liens registered or outstanding against the interests therein or the property related thereto, except in accordance with such option agreements or as set forth in the Offering Documents; all payment obligations thereunder have been met and, to the knowledge of the Company, the title to the property held by the optionholders to which the option agreements relate are good and marketable and held by the titleholders who are parties to the respective option agreements.

(cc) Mining Agreements. Any and all of the agreements and other documents and instruments pursuant to which the Company and its Subsidiaries hold the Company’s material mining properties as set out in Schedule 5 hereto (the “Material Properties”) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, neither the Company nor any Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments, nor to the knowledge of the Company has any such default been alleged and the Material Properties are not subject to any right of first refusal or similar purchase or acquisition rights.

(dd) Compliance with Mining Laws. (i) The Company and its Subsidiaries (x) are, and at all prior times were, in compliance with any and all applicable federal, first nations, aboriginal, tribal, state, provincial, municipal, local and foreign laws, rules, regulations, ordinances, codes, requirements, decisions and orders relating to exploration, mining and related activities (collectively, “Mining Laws”), (y) have received and are in compliance, in all material respects, with all permits, licenses, certificates or other authorizations or approvals required of them under applicable Mining Laws to conduct their respective businesses, and (z) have not received notice of any actual or potential liability under or relating to any non-compliance with Mining Laws and have no knowledge of any event or condition that would reasonably be expected to result in any such notice, and (ii) except as described in each of the Offering Documents, (x) there are no proceedings, including but not limited to orders, rights, directives, units or judgments, that are pending, or that are known to be contemplated, against the Company or any of its subsidiaries under any Mining Laws in which a governmental entity is also a party, and (y) the Company and its subsidiaries are not aware of any non-compliance or potential non-compliance with Mining Laws, or liabilities or other obligations under Mining Laws.

(ee) Mineral Resources and Mineral Reserves. The information relating to estimates by the Company of the proven and probable mineral reserves and the measured, indicated and inferred mineral resources associated with its mineral property projects contained in the Offering Documents has been prepared in all material respects in accordance with National Instrument 43-101- Standards of Disclosure for Mineral Projects (“NI 43-101”); the Company believes that all of the assumptions underlying such reserve and resource estimates are reasonable and appropriate, and, subject to those assumptions being true and correct, that the projected production and operating results relating to its projects and summarized in the Offering Documents are achievable by the Company; the Company has filed with the Canadian Qualifying Authorities all technical reports required to be filed by it pursuant to NI 43-101.

(ff) Mining Controls. The Company and its subsidiaries apply a quality assurance program and quality control measures (collectively, the “QA/QC”) to provide reasonable assurance regarding the precision and accuracy of its assay data. The Company is not aware of any material weaknesses in the QA/QC and maintains security measures that are designed to provide assurance in the Company’s and its subsidiaries’ sample preparation, sample dispatches, sample security, sample splitting and reduction, data verification, and testing, assaying and analytical procedures.

(gg) Environmental Laws. Except as disclosed in the Offering Documents or any Permitted Free Writing Prospectus (i) with respect to the Material Properties, the Company and its Subsidiaries are not in material violation of any federal, provincial, state, local, municipal or foreign statute, law, rule, regulation, ordinance, code, policy or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, discharge, transport or handling of Hazardous Materials (collectively, “Environmental Laws”); (ii) with respect to the Material Properties, there are no pending or, to the knowledge of the Company, threatened, administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Laws against the Company or any Subsidiary; (iii) the Company and its Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in material compliance with their requirements under such Environmental Laws; and (iv) neither the Company nor any Subsidiary is subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment (except for those derived from normal exploration or mining activities) or noncompliance with Environmental Laws.

(hh) Environmental Audits. There are no material environmental audits, evaluations, assessments, studies or tests relating to the Company except for ongoing assessments conducted by or on behalf of the Company or a Subsidiary in the ordinary course.

(ii) Costs and Liabilities related to Compliance with Environmental Laws. In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company and its Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure or remediation of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties), and on the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, subject to maintaining adequate reserves for such costs, individually or in the aggregate, have a Material Adverse Effect.

(jj) Indigenous Rights. There are no material claims with respect to aboriginal, or indigenous rights currently outstanding or, to the knowledge of the Company, threatened or pending, with respect to the Material Properties.

(kk) Possession of Licenses and Permits. The Company and its Subsidiaries have conducted and are conducting their respective businesses in compliance in all material respects with all applicable law, rules, regulations, tariffs, orders and directives of each jurisdiction in which each carries on business. All material permits, certificates, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies necessary to carry on the business currently carried on by it are in place, there has been no breach of the material terms and conditions of all such Governmental Licenses, and the Company expects any additional Governmental Licenses that are required to carry out it and its Subsidiaries’ planned business activities to be obtained in the ordinary course. All of the Governmental Licenses are valid and in full force and effect and will remain valid and in full force and effect. No notice of proceedings relating to the revocation, material modification or cancellation or, or intention to revoke, modify or cancel any such Governmental Licenses has been issued or is contemplated, and the Company has no reason to believe that any such Government Licenses will not be renewed in the ordinary course.

(ll) Insurance. The Company and its Subsidiaries maintain insurance against loss of, or damage to, their assets on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage are in good standing in all respects and not in default or breach, and neither the Company nor any Subsidiary has failed to promptly give any notice or present any claim thereunder in a due and timely fashion; there are no material claims by the Company or any Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Company has no reason to believe that it will be unable to renew its existing insurance as and when such coverage expires or will be able to obtain replacement insurance adequate for the conduct of the business and the value of its properties at a cost that would not have a Material Adverse Effect.

(mm) Material Contracts. All of the material contracts and agreements of the Company and its Subsidiaries not made in the ordinary course of business (collectively the “Material Contracts”) have been disclosed in the Offering Documents and filed in accordance with the Act and Canadian Securities Laws. Neither the Company nor any Subsidiary has received notification from any party claiming that the Company or a Subsidiary is in breach or default under any Material Contract.

(nn) Voting Agreements. Except as described in the Offering Documents, the Company is not party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting control of any of the securities of the Company.

(oo) Shareholder Agreements. Except as described in the Offering Documents, neither the Company nor, to the knowledge of the Company, any of its shareholders is a party to any shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Company.

(pp) No Material Adverse Changes. Subsequent to the respective dates as of which information is given in the Offering Documents, except as disclosed in the Offering Documents, (i) the Company has not declared or paid any dividends, or made any other distribution of any kind, on or in respect of its share capital, (ii) there has not been any material change in the share capital or long-term or short-term debt of the Company and its Subsidiaries taken as a whole, (iii) neither the Company nor any Subsidiary has sustained any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labour dispute or any legal or governmental proceeding, in any such case that is material to the Company and its Subsidiaries taken as a whole, and (iv) there has not been any material adverse change or any development involving a prospective material adverse change, whether or not arising from transactions in the ordinary course of business, in or affecting the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and the Subsidiaries, taken as a whole; since the date of the latest balance sheet included, or incorporated by reference, in the Offering Documents, neither the Company nor any Subsidiary has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Company and the Subsidiaries, taken as a whole, except for liabilities, obligations and transactions which are disclosed in the Offering Documents.

(qq) Outstanding Judgments. There is no outstanding judgment, order, decree, arbitral award or decision of any court or governmental body, including any executive, legislative, judicial, administrative or regulatory body against the Company or any Subsidiary, which, either separately or in the aggregate, may result in a Material Adverse Effect.

(rr) Absence of Proceedings. Except as disclosed in the Offering Documents, there is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental body, including any executive, legislative, judicial, administrative or regulatory body, now pending or, to the knowledge of the Company, threatened against or affecting the Company or any Subsidiary, which is required to be disclosed in the Offering Documents. The aggregate of all pending legal or governmental proceedings to which the Company or any Subsidiary is a party or of which any of their respective property or assets is subject, which are not described the Offering Documents include only ordinary routine litigation incidental to the business, properties and assets of the Company and would not reasonably be expected to result in a Material Adverse Effect.

(ss) Absence of Defaults and Conflicts. This Agreement has been duly authorized, executed and delivered by the Company and this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with the terms hereof or thereof, as the case may be, except as the enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally or general equitable principles. The Company is not in violation of its articles or notice of articles or other constating documents or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease, license or other agreement or instrument to which the Company or a Subsidiary is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company is subject (collectively,

“Agreements and Instruments”). The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and therein and compliance by the Company with its obligations hereunder and thereunder, and the application of the net proceeds from the offering and sale of the Shares to be sold by the Company in the manner set forth in the Prospectus under “Use of Proceeds” have been duly authorized by all necessary corporate action, and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any Lien upon any of the assets of the Company or any Subsidiary of the Company, pursuant to the Agreements and Instruments, nor will such action result in any violation or conflict with the provisions of the articles or notice of articles or other constating documents of the Company or any Subsidiary, or any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any Subsidiary, or any of its assets, properties or operations. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company. This Agreement conforms in all material respects to the description thereof contained in the Offering Documents.

(tt) Taxes. All tax returns, reports, elections, remittances and payments of the Company and each Subsidiary required by applicable law to have been filed or made in any applicable jurisdiction, have been filed or made (as the case may be) and are true, complete and correct in all material respects and all taxes of the Company and each Subsidiary have been paid or accrued in the consolidated financial statements of the Company, including the notes thereto, included or incorporated by reference in the Offering Documents. To the knowledge of the Company, no examination of any tax return of the Company or any Subsidiary is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Company or any Subsidiary;

(uu) No Transfer Taxes. There are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company or sale by the Company of the Shares.

(vv) No Stamp Duty, Registration or Documentary Taxes. No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province in connection with: (i) the execution and delivery of this Agreement; or (ii) the enforcement or admissibility in evidence of this Agreement; or (iii) the issuance, sale and delivery to the Agents of the Shares; or (iv) the sale of the Shares through the Agents to U.S. residents.

(ww) Compliance with Anti-Corruption Laws. None of the Company, any of its Subsidiaries, directors or officers or any agent, employee, affiliate or other person acting on behalf of the Company or any of its Subsidiaries, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and the Company and its affiliates have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(xx) Compliance with Anti-Money Laundering Laws. None of the Company, any Subsidiary nor any of its employees or agents, has (i) made any unlawful contribution to any candidate for non-United States office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof; the operations of the Company and each Subsidiary are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(yy) No Conflicts with Sanctions Laws. Neither the Company nor any of its Subsidiaries, nor any director or officer of the Company or its Subsidiaries, nor, to the knowledge of the Company, any agent, employee or representative of the Company or its Subsidiaries, affiliate or other person associated with or acting on behalf of the Company or its Subsidiaries is currently the subject or target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any of its Subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Cuba, Iran, Sudan, Burma, North Korea, Syria, Russia, the Crimea region of Ukraine, the so called Donetsk People’s Republic, the so called Luhansk People’s Republic and any other territory or region of Ukraine currently under the asserted control of Russia, recognized by Russia, or subject to territorial claims by Russia (each, a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of the offering of the Shares hereunder, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country; or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions. The Company and its Subsidiaries have not, for the past five years, knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(zz) No Acquisition or Disposition. Neither the Company nor any Subsidiary completed any “significant acquisition”, “significant disposition” nor is it proposing any “probable acquisitions” (as such terms are defined in National Instrument 44-101 of the Canadian Securities Administrators) that would require the inclusion of any additional financial statements or pro forma financial statements in the Offering Documents pursuant to Canadian Securities Laws.

(aaa) No Loans. Other than as set out in the Offering Documents, neither the Company nor any Subsidiary is party to any loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or any agreement, contract or commitment to create, assume or issue any debt instrument, other than those which would not be disclosable in the financial statements of the Company.

(bbb) Directors and Officers. To the knowledge of the Company, none of the directors or officers of the Company are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

(ccc) Insider Dealings. Except as disclosed in the Offering Documents, to the knowledge of the Company, none of the directors, officers or employees of the Company, any known holder of more than 10% of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any transaction within the previous two (2) years or any proposed transaction with the Company, which, as the case may be, materially affected, is material to or will materially affect the Company.

(ddd) Insider Loans. Except as disclosed in the Offering Documents, neither the Company nor any Subsidiary has any material loans or other material indebtedness outstanding which has been made to any of the Company’s shareholders, officers, directors or employees, past or present, or any person not dealing at arm’s length with them other than for the reimbursement of ordinary course business expenses.

(eee) Interest in Revenues. Except as disclosed in the Offering Documents, no director, officer, employee or any other person not dealing at arm’s length with the Company, or any known associate or affiliate of the foregoing persons or companies, owns, has or is entitled to any royalty, net profits interest, carried interest, licensing fee, or any other encumbrances or claims of any nature whatsoever which are based on the revenues of the Company, except for claims in the ordinary and normal course of the business of the Company such as for accrued vacation pay or other amounts or matters which would not be material to the Company.

(fff) Commissions. Other than the Agents pursuant to this Agreement, there is no person acting or purporting to act at the request of the Company who is entitled to any brokerage,

agency or other fiscal advisory or similar fee in connection with the transactions contemplated herein.

(ggg) Diligence Access. All information that has been prepared by the Company relating to the Company, its Subsidiaries and their respective businesses, properties and liabilities and provided to the Agents or their counsel, and that may be provided to the Agents or their counsel in accordance with this Agreement, including all financial, marketing, technical and operational information, was, and will be (unless superseded by information provided subsequently by the Company to the Agent), as of the date such information is provided (or such subsequent information is provided), true and correct in all material respects, and no fact or facts have been or will be omitted therefrom which would make such information misleading in any material respect.

(hhh) Minute Books and Records. The minute books and records of the Company made available to counsel for the Agents in connection with their due diligence investigation of the Company and its Subsidiaries are all of the minute books and records of the Company and its Subsidiaries and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company and its Subsidiaries to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company or its Subsidiaries to the date hereof not reflected in such minute books and other records, other than those which are not material in the context of the Company or its Subsidiaries.

(iii) Canadian Reporting Issuer; Listing of Common Shares. The Company is a reporting issuer under the securities laws of each province in Canada that recognizes the concept of reporting issuer and is not on the list of defaulting reporting issuers maintained by any Canadian Qualifying Authority in each such jurisdiction that maintains such a list; the outstanding Common Shares of the Company are registered pursuant to Section 12(b) of the Exchange Act; the Common Shares are listed and posted for trading on the TSX, the NYSE and the ASX, and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares of the Company under the Exchange Act or de-listing the Common Shares from the TSX, the NYSE or the ASX, nor has the Company received any notification that the Commission, the TSX, the NYSE or the ASX is contemplating terminating such registration or listing.

(jjj) Purchases and Sales. Since December 31, 2021, the Company has not approved and has not entered into any agreement in respect of: (i) the purchase of any material property or any interest therein or the sale, transfer or other disposition of any material property or any interest therein currently owned, directly or indirectly, by the Company or any Subsidiary, whether by asset sale, transfer of shares, or otherwise; (ii) the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Company or any Subsidiary) of the Company or any Subsidiary; or (iii) a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares of the Company.

(kkk) Employee Plans. The Offering Documents (including the documents incorporated by reference therein) disclose, to the extent required by applicable Canadian

Securities Laws, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company and its Subsidiaries for the benefit of any current or former director, officer, employee or consultant of the Company or any Subsidiary (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans. The Company and its Subsidiaries are in material compliance with all laws respecting employment and employment practices, terms and conditions of employment, occupational health and safety, pay equity and wages.

(lll) Accruals. All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Company and its Subsidiaries.

(mmm) Labour. No labour dispute or conflict with the employees of the Company or any Subsidiary currently exists or, to the knowledge of the Company, is imminent. Neither the Company nor any Subsidiary is a party to any collective bargaining agreement and, to the knowledge of the Company, no action has been taken or is contemplated to organize any employees of the Company or any Subsidiary.

(nnn) Stock Plan. Each stock option granted under any stock option plan of the Company (each, a “Stock Plan”) was granted with a per share exercise price no less than the fair market value per Common Share on the grant date of such option, and no such grant involved any “back-dating”, “forward-dating” or similar practice with respect to the effective date of such grant; each such option (i) was granted in compliance with applicable law and with the applicable Stock Plan(s), (ii) was duly approved by the board of directors (or a duly authorized committee thereof) of the Company or such Subsidiary, as applicable, and (iii) has been properly accounted for in the Company’s consolidated financial statements and disclosed, to the extent required, in the Company’s filings or submissions with the Commission and the Canadian Qualifying Authorities.

(ooo) Leased Premises. With respect to each premises of the Company and its Subsidiaries which is material to the Company and its Subsidiaries, and which the Company or its Subsidiaries occupies as tenant (the “Leased Premises”), the Company or Subsidiary, as applicable, occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company or Subsidiary, as applicable, occupies the Leased Premises is in good standing and in full force and effect.

(ppp) Bankruptcy and Insolvency. Neither the Company nor any Subsidiary has committed an act of bankruptcy and it is not insolvent, and it has not proposed a compromise or arrangement to its creditors generally, had a petition or a receiving order in bankruptcy filed against it, made a voluntary assignment in bankruptcy, taken any proceedings with respect to a compromise or arrangement, taken any proceedings to have itself declared bankrupt or wound-up or to have a receiver appointed for any of its property, had any person holding any encumbrance, lien, charge, hypothec, pledge, mortgage or other security interest or receiver take possession of any of the property thereof, or had any execution or distress become enforceable or become levied upon any of its property or assets.

(qqq) Dissolution or Liquidation. No proceedings have been taken, instituted, threatened or to the knowledge of the Company, are pending for or relating to the dissolution or liquidation of the Company or any Subsidiary.

(rrr) Intellectual Property. Each of the Company or its Subsidiaries own or has the right to use under license, sub-license or otherwise all material intellectual property used by the Company or any Subsidiary in its respective business, including copyrights, industrial designs, trademarks, trade secrets, know-how and proprietary rights, free and clear of any and all encumbrances, except where the failure to own or have the right to use such intellectual property has not had, and would not reasonably be expected to have, a Material Adverse Effect.

(sss) Investment Company. The Company is not and, after giving effect to application of the net proceeds of the offering of the Shares as described in the Offering Documents, will not be, required to register as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and is not and will not be an entity “controlled” by an “investment company” within the meaning of the Investment Company Act.

(ttt) No Franchise, Contract or Other Document. There is no franchise, contract or other document of a character required to be described in the Offering Documents, or to be filed as an exhibit to the Company’s Annual Report on Form 40-F or filed as a “material contract” with Canadian Qualifying Authorities, which is not described or filed as required; insofar as such descriptions summarize legal matters, agreements, documents or proceedings discussed therein, such descriptions are accurate and fair summaries of such legal matters, agreements, documents or proceedings.

(uuu) Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or any of its directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications.

(vvv) Statistical, Industry-Related and Market-Related Data. The statistical, industry-related and market-related data included in the Offering Documents are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate, and such data agree with the sources from which they are derived.

(www) Cybersecurity. Except as disclosed in the Offering Documents, (i) there has been no material security breach or other compromise of or relating to any of the Company’s information technology and computer systems, networks, hardware, software, data (including the data of its customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) and the Company has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data except in the case of this clause (i) where such breach or compromise would not have a Material Adverse Effect; (ii) the Company is presently in compliance, in all material respects, with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and (iii) the Company has implemented backup and disaster recovery technology consistent with industry standards and practices.

(xxx) Lending Relationship with the Agents; Repayment of Debts. Except as disclosed in the Offering Documents, neither the Company nor any of its Subsidiaries (i) has any material lending or other relationship with any bank or lending affiliate of the Agents or (ii) intends to use any of the proceeds from the sale of the Shares hereunder to repay any outstanding debt owed to any affiliate of the Agents.

(yyy) No Stabilization. Neither the Company nor, to the Company’s knowledge, any of its “affiliates” (within the meaning of Rule 144 under the Act) has taken, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Shares.

(zzz) Accurate Disclosure. The statements set forth in the Offering Documents under the headings “Certain U.S. Federal Income Tax Considerations”, “Certain Canadian Federal Income Tax Considerations”, “Description of Common Shares”, “Consolidated Capitalization”, and “Enforceability of Civil Liabilities by U.S. and Canadian Investors”, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects, accurate, complete and fair summaries of such legal matters, agreements, documents or proceedings.

(aaaa) Foreign Private Issuer. The Company is, and upon completion of the transactions described herein, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act.

(bbbb) Forward-Looking Statements. No forward-looking statement (within the meaning of Section 27A of the Act and Section 21E of the Exchange Act) included or incorporated by reference in the Registration Statement, the Prospectus or any Permitted Free Writing Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(cccc) COVID-19. Except as disclosed in the Offering Documents or as mandated by or in conformity with the recommendations of a governmental authority, there has been no material closure, suspension or disruption to, the operations or workforce productivity of the Company or the Subsidiaries as a result of the COVID-19 pandemic and, except as disclosed in the Offering Documents, any such government mandatory closures have not materially affected the Company or its Subsidiaries, on a consolidated basis. The Company has been monitoring the COVID-19 pandemic and the potential impact on all of its operations and has put in place measures it considers reasonable and in accordance in all material respects with the recommendations of governmental authorities to ensure the wellness of all of its employees and surrounding communities where the Company and the Subsidiaries continue to operate.

Any certificate signed by any officer of the Company and delivered to the Agents or to counsel for the Agents shall be deemed a representation and warranty by the Company, as the case may be, to the Agents as to the matters covered thereby.

3. Agreements of the Company. The Company covenants and agrees with the Agents as follows:

(a) Prospectus and Registration Statement Amendments. After the date of this Agreement and until the completion of the sales contemplated hereunder, (i) the Company will notify the Agents promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement has been filed with any Canadian Qualifying Authority or the Commission and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the U.S. Prospectus or the Canadian Prospectus has been filed (each, an “Amendment Date”) and of any request by the Commission or any Canadian Qualifying Authority for any amendment or supplement to the Registration Statement or the Prospectuses or for additional information; (ii) the Company will file promptly all other material required to be filed by it with the Commission pursuant to Rule 433(d) and with the Canadian Qualifying Authorities; (iii) the Company will submit to the Agents a copy of any amendment or supplement to the Registration Statement or the Prospectuses (other than a copy of any documents incorporated by reference into the Registration Statement or the Prospectuses) within a reasonable period of time before the filing thereof and will afford the Agents and the Agents’ counsel a reasonable opportunity to comment on any such proposed filing prior to such proposed filing; and (iv) the Company will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or the Prospectuses (provided that the Company shall not be required to deliver documents or information incorporated by reference into the Registration Statement or the Prospectuses if such documents are accessible from SEDAR or EDGAR) and the Company will cause (A) each amendment or supplement to the U.S. Prospectus to be filed with the Commission as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act, within the time period prescribed and (B) each amendment or supplement to the Canadian Prospectus to be filed with the Canadian Qualifying Authorities as required pursuant to NI 44-101 and NI 44-102 (the “Canadian Shelf Procedures”) or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed.

(b) Notice of Stop Orders. The Company will advise the Agents, promptly after it receives notice thereof, of the issuance by the Commission or the Canadian Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, of any notice of objection of the Commission to the use of the form of the Registration Statement or any post-effective amendment thereto, of the suspension of the qualification of the Shares for offering or sale in the United States or the Canadian Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission or the Canadian Qualifying Authorities for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information relating to the Shares. If there is an Agency Transaction Notice that has been issued by the Company that has not been suspended or terminated in accordance with the notice requirements set forth in Section 1(a)(vi) or Section 6, as applicable, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the Commission to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Agency Transaction Notice, then, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the Commission to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c) Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by the Agents under the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 153, Rule 172 or Rule 173(a) under the Act) or the Canadian Securities Laws, the Company will comply in all material respects with all requirements imposed upon it by the Act and the Rules and Regulations, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the Commission pursuant to Sections 13(a), 13(c), or 15(d) of the Exchange Act, if applicable, or any other provision of or under the Exchange Act or with the Canadian Qualifying Authorities pursuant to the Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or the Prospectuses to comply with the Act or the Canadian Securities Laws, the Company will promptly notify the Agents to suspend the offering of Shares during such period and, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to file an amendment or supplement to the Registration Statement or the Prospectuses to comply with the Act or the Canadian Securities Laws, the Company will promptly prepare and file with the Canadian Qualifying Authorities and the Commission such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectuses comply with such requirements, and the Company will furnish to the Agents such number of copies of such amendment or supplement as the Agents may reasonably request.

(d) Delivery of Registration Statement and Prospectuses. The Company will furnish to the Agents and their counsel (at the expense of the Company) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement or the Prospectuses that are filed with the Commission or Canadian Qualifying Authorities during the period in which a prospectus relating to the Shares is required to be delivered under the Act (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein) or the Canadian Qualifying Authorities (including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request; provided, however, the Company shall not be required to furnish any documents to the Agents that are available on SEDAR or EDGAR.

(e) Company Information. The Company will furnish to the Agents such information in its possession as is reasonably requested by the Agents as necessary or appropriate to fulfil their obligations as agents pursuant to this Agreement, the Act and Canadian Securities Laws.

(f) Availability of Earnings Statements. The Company shall make generally available to holders of its securities and the Agents as soon as may be practicable but in no event later than the last day of the fifteenth full calendar month following the calendar quarter in which the most recent effective date of the Registration Statement occurs in accordance with Rule 158 of the Rules and Regulations, an earnings statement (which need not be audited but shall be in reasonable detail) covering a period of 12 months, and satisfying the provisions of Section 11(a) of the Act (including Rule 158 of the Rules and Regulations).

(g) Compliance with Blue Sky Laws. The Company shall cooperate with the Agents and their counsel in connection with the registration or qualification (or the obtaining of exemptions therefrom) of the Shares for the offering and sale under the securities or Blue Sky laws of such jurisdictions in the United States, and to continue such registration or qualification in effect so long as necessary under such laws for the distribution of the Shares; provided, however, that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action which would subject it to general service of process in any jurisdiction where it is not now so subject (except service of process with respect to the offering and sale of the Shares). The Company will advise the Agents promptly of the suspension of the qualification or registration of (or any exemption relating to) the Shares for offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such qualification, registration or exemption, the Company shall use its reasonable efforts to obtain the withdrawal thereof as soon as reasonably practicable.

(h) Material Non-public Information. The Company covenants that it will not issue an Agency Transaction Notice to the Agents in accordance with Section 1 hereof if the Company is in possession of material non-public information regarding the Company and its subsidiaries, taken as a whole, or the Shares.

(i) Reimbursement of Certain Expenses. Whether or not any of the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company shall pay, or cause to be paid, all costs and expenses of or relating to (i) the preparation, printing and filing of the Registration Statement and exhibits to it, each preliminary prospectus, each Permitted Free Writing Prospectus, the Prospectuses and any amendment or supplement to the Registration Statement or the Prospectuses (including the filing fees payable to the Commission relating to the Shares within the time required by Rule 456 of the Rules and Regulations), (ii) the preparation and delivery of certificates representing the Shares, (iii) the printing of this Agreement, (iv) furnishing (including costs of shipping, mailing and courier) such copies of the Registration Statement, the Prospectuses, any preliminary prospectus and any Permitted Free Writing Prospectus, and all amendments and supplements thereto, as may be requested for use in connection with the offering and sale of the Shares by the Agents, (v) the listing of the Shares on the NYSE and the TSX, (vi) any filing fees required to be made by the Agents with the Financial Industry Regulatory Authority, Inc. (“FINRA”) incident to FINRA review, if any, (vii) the registration or qualification of the Shares for offer and sale under the Act and the securities or Blue Sky laws of such jurisdictions designated pursuant to subsection (g) of this Section 3, and, if requested by the U.S. Agent, the preparation and printing of preliminary, supplemental and final Blue Sky or Legal Investment memoranda, (viii) counsel to the Company, (ix) The Depository Trust Company, CDS and any other depositary, transfer agent or registrar for the Shares, (x) the marketing of the offering of the Shares by the Company, including, without limitation, all costs and expenses of commercial airline tickets, hotels, meals and other travel expenses of officers, employees, agents and other representatives of the Company, (xi) all reasonable out-of-pocket fees, disbursements and other charges of the Agents incurred in connection with this Agreement, the Registration Statement, the Prospectuses and the offering of the Shares including without limitation, the fees and disbursements of Canadian and US counsel to the Agents in an aggregate amount not to exceed US$35,000 (exclusive of taxes) plus the fees and disbursements of Canadian counsel to the Agents in respect of the French translation exemption sought from the Autorité des marchés financiers with respect to the filing of the Canadian Preliminary Base Prospectus; and (xii) all fees, costs and expenses for consultants used by the Company in connection with the offering of the Shares (including all fees, costs and expenses of the Company’s auditors in connection with the Initial Comfort Letter and subsequent Comfort Letters).

(j) Use of Proceeds. The Company shall apply the net proceeds from the offering and sale of the Shares to be sold by the Company in the manner set forth in the Prospectuses under “Use of Proceeds” and, except as disclosed in the Prospectuses, the Company does not intend to use any of the proceeds from the sale of the Shares to repay any outstanding debt owed to the Agents or any affiliate of the Agents.

(k) Change of Circumstances. During the term of this Agreement, the Company will, at any time during a fiscal quarter in which the Company intends to deliver an Agency Transaction Notice to the Agents to sell Shares, advise the Agents promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agents pursuant to this Agreement.

(l) Due Diligence Cooperation. The Company shall reasonably cooperate with any reasonable due diligence review requested by the Agents or their counsel from time to time in connection with the transactions contemplated hereby or any Agency Transaction Notice, including, without limitation, (i) prior to the open of trading on each intended purchase date and any Time of Sale or Settlement Date, making available appropriate corporate officers of the Company and, upon reasonable request, using commercially reasonably efforts to make available representatives of the accountants for the Company and the authors of the technical reports for each of the Company’s material properties, an update on diligence matters with representatives of the Agents and their counsel and (ii) at each Representation Date (as defined herein) or otherwise as the Agents may reasonably request, providing information and making available documents and appropriate corporate officers of the Company and using commercially reasonable efforts to make available representatives of the accountants for the Company and the authors of the technical reports for each of the Company’s material properties, for one or more due diligence sessions with representatives of the Agents and their counsel.

(m) Clear Market. The Company shall not offer to sell, pledge, hypothecate, contract or agree to sell, purchase any option to sell, grant any option for the purchase of, lend, or otherwise dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or warrants or other rights to acquire shares of Common Shares or any other securities of the Company that are substantially similar to the Common Shares or permit the registration under the Act of any Common Shares (each, a “Proposed Transaction”), without giving the Agents at least three business days’ prior written notice specifying the nature and date of such Proposed Transaction, except that if the Company is proposing to issue securities under a “bought deal” or other financing transaction where the Company is not aware of the Proposed Transaction sufficiently in advance to allow for three business days’ prior notice, then the Company shall notify the Agents as soon as possible upon becoming aware of the Proposed Transaction and in any event prior to accepting any offer or entering into any agreement with respect to the Proposed Transaction. Notwithstanding the foregoing, the Company may, without giving any such prior notice, (i) register the offering and sale of the Shares through the Agents pursuant to this Agreement, (ii) issue Common Shares upon the exercise of an option or warrant or the conversion of a convertible security outstanding on the date hereof and referred to in the Prospectuses, (iii) issue Common Shares, options or other securities convertible into or exchangeable for Common Shares pursuant to existing employee incentive plans of the Company or (iv) issue Common Shares pursuant to any non-employee director stock plan, dividend reinvestment plan, stock purchase plan or other similar incentive plan of the Company. If notice of a proposed transaction is provided by the Company pursuant to this subsection (m), the Agents may suspend activity of the transactions contemplated by this Agreement for such period of time as may be requested by the Company or as may be deemed appropriate by the Agents.

(n) Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the offering of the Shares under this Agreement (and upon the recommencement of the offering of the Shares under this Agreement following any suspension of sales under Section 2), and at each Time of Sale, each Settlement Date and each Amendment Date, the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(o) Required Filings Relating to Sale of Shares. In each quarterly report, quarterly or annual management discussion and analysis, annual information form, annual financial statements or annual report on Form 40-F or Form 20-F filed by the Company in respect of any quarter or year, as applicable, in which sales of Shares were made by the Agents under this Agreement, the Company shall set forth with regard to the most recent applicable quarter or year, as applicable, the number of Shares and the average selling price of the Shares sold through the Agents under this Agreement, the gross and net proceeds received by the Company from such sales of Shares and the compensation paid by the Company to the Agents with respect to sales of Shares pursuant to this Agreement. For so long as the Shares are listed on the TSX, the Company will provide the TSX with all information it requires with respect to the offering of the Shares within the timelines prescribed by the TSX and for so long as the Shares are listed on the NYSE, the Company will provide the NYSE with all information it requires with respect to the offering of the Shares within the timelines prescribed by the NYSE.

(p) Representation Dates; Certificate. Upon execution of this Agreement and during the term of this Agreement, each time the Company (i) files the Prospectuses relating to the Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Shares by means of a post-effective amendment or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Shares; (ii) files or amends an annual report on Form 40-F or Form 20-F; or (iii) files or amends annual financial statements pursuant to Canadian Securities Laws; (each date of filing of one or more of the documents referred to in clauses (i) through (iii) above shall be a “Representation Date”), the Company shall furnish the Agents with a certificate, in the form included in Section 4(d). The requirement to furnish the certificate set out in this Section 3(p) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice hereunder (which for such calendar quarter shall be considered a Representation Date), and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 40-F or Form 20-F. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice or the Agents sell any Shares, the Company shall provide the Agents with the certificate set out in this Section 3(p).

(q) Legal Opinions. Upon execution of this Agreement and within three Trading Days after each Representation Date, the Company shall cause to be furnished to the Agents, dated as of such date and addressed to the Agents, in form and substance reasonably satisfactory to the Agents, (i) the written opinion of Farris LLP, Canadian counsel for the Company, as described in Section 4(e), and other local counsel, as required; and (ii) the written opinion and negative assurance letter of Dorsey & Whitney LLP, U.S. counsel for the Company, as described in Section 4(e), or, in lieu of such opinions, counsel last furnishing such opinion to the Agents may furnish the Agents with a letter to the effect that the Agents may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance). The requirement to furnish the documents set out in this Section 3(q) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice hereunder (which for such calendar quarter shall be considered a

Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 40-F or Form 20-F. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice or the Agents sell any Shares, the Company shall provide the Agents with each of the documents set out in this Section 3(q).

(r) Comfort Letters. Upon execution of this Agreement and within three Trading Days after each Representation Date (other than the first Representation Date in connection with the filing or amendment of an annual report on Form 40-F or Form 20-F following a Representation Date in connection with the filing or amendment of audited financial statements relating to the same annual period), the Company shall cause its auditors to furnish the Agents a letter (the “Comfort Letter”) dated the date the Comfort Letter is delivered, in form and substance satisfactory to the Agents, acting reasonably, addressed to the Agents, relating to the verification of certain of the financial information and statistical and accounting data relating to the Company and its subsidiaries contained in the Registration Statement and the Prospectuses or incorporated by reference therein, which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the date of such letter, (y) stating that such auditors are independent public accountants within the meaning of the Canadian Securities Laws, the Act and the rules and regulations thereunder, and that in their opinion the audited financial statements of the Company incorporated by reference in the Registration Statement and the Prospectuses comply as to form in all material respects with the published accounting requirements of the Canadian Securities Laws, the Act and the related regulations thereunder and with the applicable accounting requirements of the Canadian Securities Laws, the Act and the Exchange Act and the related published rules and regulations adopted by the Canadian Securities Authorities and the Commission (the first such letter, the “Initial Comfort Letter”) and (z) updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter. The requirement to furnish the documents set out in this Section 3(r) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice hereunder and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 40-F or Form 20-F unless a Comfort Letter has previously been provided in respect of the annual financial statements contained in such annual report on Form 40-F. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice or the Agents sell any Shares, the Company shall provide the Agents with each of the documents set out in this Section 3(r).

(s) Title Opinions. Upon execution of this Agreement and within three Trading Days after (i) each Amendment Date, (ii) each time the Company files or amends an annual report on Form 40-F or 20-F, (iii) any material change to the ownership or title of the relevant Subsidiary’s title and mineral rights for the Company’s Rook I uranium project located in Saskatchewan, Canada (the “Rook I Project”), or (iv) the determination by the Company that any property is material to the Company, the Company shall cause to be furnished to the Agents a written opinion of legal counsel to the Company, together with a certified English translation thereof for any such legal opinion not in the English language, with respect to the Company’s (or its Subsidiary’s, as applicable) title and mineral rights for the Rook I Project (or such other material property).

(t) Market Activities. The Company will not, directly or indirectly, (i) take any action designed to or that would constitute or that would reasonably be expected to cause or result in, under Canadian Securities Laws or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or (ii) sell, bid for, or purchase the Shares, or pay anyone any compensation for soliciting purchases of the Shares other than the Agents.

(u) Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that prior to the termination of this Agreement, it will not be or become required to register as an “investment company” under the Investment Company Act and the rules and regulations of the Commission promulgated thereunder.

(v) Board Authorization. Prior to delivering notice of the proposed terms of an Agency Transaction pursuant to Section 1 (or at such time as otherwise agreed between the Company and the Agents), the Company shall have (i) obtained from its board of directors or a duly authorized subcommittee thereof all necessary corporate authority for the sale of the Shares pursuant to the relevant Agency Transaction, and (ii) provided to the Agents a copy of the relevant board resolutions or other authority.

(w) Offer to Refuse to Purchase. If to the knowledge of the Company any condition set forth in Section 4(a) of this Agreement shall not have been satisfied on the applicable Settlement Date, the Company shall offer to any person who has agreed to purchase Shares from the Company as the result of an offer to purchase solicited by the Agents the right to refuse to purchase and pay for such Shares.

(x) Consent to the Agents’ Trading. The Company consents to the extent permitted under the Act, the Exchange Act, Canadian Securities Laws, the rules of the NYSE and of the TSX, and under this Agreement, to the Agents trading in the Shares of the Company: (i) for the account of their clients at the same time as sales of Shares occur pursuant to this Agreement; and (ii) for the Agents’ own accounts, provided that in the case of clause (ii), no such purchase or sale shall take place by an Agent while such Agent has received an Agency Transaction Notice that remains in effect, unless the Company has expressly authorized or consented in writing to any such trades by such Agent.

(y) Actively-Traded Security. The Company shall notify the Agents immediately by an email addressed to each of the respective individuals from each of the Agents set forth on Schedule 1 attached hereto if the Shares cease to qualify as an “actively-traded security” exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule and the sales shall be suspended until that or other exemptive provisions have been satisfied in the judgement of each party.

(z) Permitted Free Writing Prospectuses.

(i) The Company represents and agrees that it has not made and, unless it obtains the prior written consents of the Agents, shall not make, any offer relating to the Shares that would constitute a “free writing prospectus” as defined in Rule 405 of the Rules and Regulations, which is required to be retained by the Company under Rule 433 of the Rules and Regulations; provided that the prior written consents of the Agents hereto shall be deemed to have been given in respect of each of the free writing prospectuses set forth in Schedule 3 hereto. Any such free writing prospectus consented to by the Agents is herein referred to as a “Permitted Free Writing Prospectus”. The Company represents and agrees that (i) it has treated and shall treat, as the case may be, each Permitted Free Writing Prospectus as a “free writing prospectus” as defined in Rule 405 of the Rules and Regulations and (ii) it has complied and shall comply, as the case may be, with the requirements of Rules 164 and 433 of the Act applicable to any Permitted Free Writing Prospectus, including, without limitation, in respect of timely filing with the Commission, legending and record keeping. The Company agrees not to take any action that would result in the Agents or the Company being required to file pursuant to Rule 433(d) under the Act a free writing prospectus prepared by or on behalf of the Agents that the Agents otherwise would not have been required to file thereunder.

(ii) The Company agrees that no Permitted Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses. In addition, no Permitted Free Writing Prospectus, if any, together with the Prospectuses, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, the foregoing shall not apply to any statements or omissions in any Permitted Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(iii) The Company agrees that if at any time following issuance of a Permitted Free Writing Prospectus any event occurred or occurs as a result of which such Permitted Free Writing Prospectus would conflict with the information in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company will give prompt notice thereof to the Agents and, if requested by the Agents, will prepare and furnish without charge to the Agents a Permitted Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Permitted Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(aa) Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) in connection with the offering and sale of the Shares other than the Registration Statement, the Prospectuses or any Permitted

Free Writing Prospectus reviewed and consented to by the Agents and included in an Agency Transaction Notice, provided that the Agents, severally and not jointly, covenant with the Company not to take any action that would result in the Company being required to file with the Canadian Qualifying Authorities any “marketing materials” that otherwise would not be required to be filed by the Company, but for the action of the Agents.

(bb) Purchases under Normal Course Issuer Bid. Without having first agreed with the applicable Agent, acting reasonably, as to the appropriate adjustments, if any, to be made to the parameters set forth in such Agency Transaction Notice, the Company will not purchase Common Shares, and not permit any of its affiliates or any person acting on its behalf to purchase Common Shares, under a normal course issuer bid throughout (i) any period during which an Agency Transaction Notice is pending, (ii) the period beginning on the second business day immediately prior to the date on which any Agency Transaction Notice is delivered to an Agent hereunder and ending on the second business day immediately following the final Settlement Date with respect to the Shares sold pursuant to such Agency Transaction Notice, and (iii) during the “restricted period” (as set forth in Rule 100 of Regulation M), which will be either one “business day” or five “business days” (depending on whether or not the Company’s average daily trading volume value is US$100,000 or more and it has a public float of US$25 million or more at the time of such Agency Transaction Notice) immediately prior to the date on which any Agency Transaction Notice is delivered to the Agent hereunder and ending after the final Settlement Date with respect to the Shares sold and the distribution of any Shares sold pursuant to such Agency Transaction Notice to purchasers and the completion of any stabilization arrangements and trading restrictions in connection with such distribution contemplated by such Agency Transaction Notice.

4. Conditions to the Agents’ Obligations. The obligations of the Agents hereunder are subject to (i) the accuracy of the representations and warranties of the Company on the date hereof, on each Representation Date and as of each Time of Sale and each Settlement Date, (ii) the performance of the Company of its obligations hereunder and (iii) the following additional conditions (or waiver thereof by the Agents in their sole discretion):

(a) Canadian Prospectus Supplement. The Canadian Prospectus Supplement shall have been filed with the Canadian Qualifying Authorities under the Canadian Shelf Procedures and in accordance with this Agreement, all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agents and Agents’ counsel.

(b) No Material Adverse Changes. Since the date of the most recent financial statements of the Company included or incorporated by reference in the Registration Statement and the Prospectuses, except as described in the Registration Statement and the Prospectuses, there shall not have been a Material Adverse Change.

(c) No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which would require any amendments or supplements to the Registration Statement or the Prospectuses; (ii) the issuance by the

Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental authority of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, the Prospectuses or any document incorporated or deemed to be incorporated therein by reference so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of each of the Prospectuses, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement or Prospectuses would be appropriate.

(d) Officers’ Certificates. The Agents shall have received, upon execution of this Agreement and on each Representation Date, one or more accurate certificates, dated such date and signed by an executive officer of the Company, in form and substance satisfactory to the Agents, to the effect set forth in clauses (b) and (c) above and to the effect that:

(i) each signatory of such certificate has carefully examined the Registration Statement, the Prospectuses (including any documents filed under the Exchange Act and Canadian Securities Laws and deemed to be incorporated by reference into the Prospectuses) and each Permitted Free Writing Prospectus, if any;

(ii) as of such date and as of each Time of Sale subsequent to the immediately preceding Representation Date, if any, neither the Registration Statement, the Prospectuses nor any Permitted Free Writing Prospectus contained any untrue statement of a material fact or omitted to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(iii) each of the representations and warranties of the Company contained in this Agreement are, as of such date and each Time of Sale subsequent to the immediately preceding Representation Date, if any, true and correct; and

(iv) each of the covenants and agreements required herein to be performed by the Company on or prior to such date has been duly, timely and fully performed and each condition herein required to be complied with by the Company on or prior to such date has been duly, timely and fully complied with.

(e) Legal Opinions/Negative Assurance Letters. The Agents shall have received the opinions of counsel and negative assurance letter to be delivered pursuant to Section 3(q) on or before the date on which such delivery of such opinions or negative assurance letters are required pursuant to Section 3(q). In addition, on such dates that the opinions required by

Section 3(q) are delivered, the Agents shall have also received the negative assurance letter of Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel to the Agents, with respect to the issuance and sale of the Shares in the United States, the Registration Statement, the Disclosure Package, the U.S. Prospectus and other related matters as the Agents may reasonably require, it being understood that counsel for the Agents may rely on the opinions of counsel for the Company and that counsel for the Agents and counsel for the Company may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Company, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors’ rights laws and public policy considerations.

(f) Comfort Letter. The Agents shall have received the Comfort Letter required to be delivered pursuant to Section 3(r) on or before the date on which such delivery of such letter is required pursuant to Section 3(r).

(g) Title Opinions. The Agents shall have received the opinions to be delivered pursuant to Section 3(s) on or before the date on which such delivery of such opinions is required pursuant to Section 3(s).

(h) Due Diligence. The Company shall have complied with all of its due diligence obligations required pursuant to Section 3(l).

(i) Compliance with Blue Sky Laws. The Shares shall be qualified for sale in such states and jurisdictions in the United States, as the Agents may reasonably request, and each such qualification shall be in effect and not subject to any stop order or other proceeding on the relevant Representation Date.

(j) Stock Exchange Listing. The Shares shall have been duly authorized for listing on the NYSE, the TSX and the ASX, subject only to notice of issuance at or prior to the applicable Settlement Date. The Company will maintain the listing of the Shares on the NYSE, the TSX and the ASX, and the Company will keep available, at all times, free of preemptive rights, Shares for the purpose of enabling the Company to satisfy its obligations under this Agreement.

(k) Securities Act Filings Made. All filings with the Commission required by General Instruction II.L of Form F-10, the Act and required by the Canadian Qualifying Authorities to have been filed prior to the issuance of any Agency Transaction Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10, the Act and Canadian Securities Laws.

(l) FINRA. If a filing with FINRA is required, FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements under this Agreement.

(m) Regulation M. The Common Shares shall qualify as an “actively-traded security” excepted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule.

(n) Additional Certificates. The Company shall have furnished to the Agents such certificate or certificates, in addition to those specifically mentioned herein, as the Agents may have reasonably requested as to the accuracy and completeness at each Representation Date of any statement in the Registration Statement or the Prospectuses or any documents filed under the Exchange Act and Canadian Securities Laws and deemed to be incorporated by reference into the Prospectuses, as to the accuracy at such Representation Date of the representations and warranties of the Company herein, as to the performance by the Company of its obligations hereunder, or as to the fulfillment of the conditions concurrent and precedent to the obligations hereunder of the Agents.

(o) Transfer Agent. The Company shall engage and maintain, at its expense, a registrar and transfer agent for the Shares.

(p) Press Release. Concurrently with the execution of this Agreement, the Company shall have issued and disseminated, and filed with the Canadian Qualifying Authorities, a news release (i) announcing that the Company has entered into this Agreement, (ii) indicating that the Prospectuses have been or will be filed, (iii) specifying where and how a purchaser of Shares may obtain a copy of this Agreement and the Prospectuses and (iv) if applicable, that the completion of the distribution of Shares would constitute a material fact or material change; provided, however, that such press release shall comply with Rule 134 under the Act. Promptly after execution of this Agreement, and in any event before any sales of Shares are made hereunder, the Company shall file this Agreement with the Canadian Qualifying Authorities in accordance with applicable Canadian Securities Laws.

5. Indemnification.

(a) Indemnification of the Agents. The Company shall indemnify and hold harmless each of the Agents, the directors, officers, employees, counsel and agents of each of the Agents and each person, if any, who controls any Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act from and against any and all losses, claims, liabilities, expenses and damages (including, without limitation, any and all investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding between any of the indemnified parties and any indemnifying parties or between any indemnified party and any third party, or otherwise, or any claim asserted), to which they, or any of them, may become subject under the Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based on (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) any untrue statement or alleged untrue statement of a material fact contained in any Permitted Free Writing Prospectus or the Prospectuses (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (iii) any untrue statement or alleged untrue statement of a material fact contained in any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Shares, including any roadshow or investor presentations made to investors by the Company (whether in person or electronically) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company shall not be liable to the extent that such loss, claim, liability, expense or damage arises from the sale of the Shares in the public offering to any person by the Agents and is based on an untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to the Agents furnished in writing to the Company by the Agents expressly for inclusion in the Registration Statement, the Prospectuses or any Permitted Free Writing Prospectus; and, provided further, that none of the foregoing indemnities shall apply if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that the losses, liability, claims, damages or expenses resulted solely from the gross negligence, fraud or willful misconduct of an indemnified party claiming indemnity, in which case this indemnity agreement shall cease to apply to such indemnified party in respect of such claim. For greater certainty, the Company and the Agents agree that they do not intend that any failure by the Agents to conduct such reasonable investigation as necessary to provide the Agents with reasonable grounds for believing the Prospectuses contained no misrepresentation shall constitute “gross negligence”, “fraud” or “wilful misconduct” for the purposes of this Section 5 or otherwise disentitle the Agents from indemnification hereunder. This indemnity agreement will be in addition to any liability that the Company might otherwise have.

(b) Indemnification of the Company. Each Agent shall, severally and not jointly, indemnify and hold harmless the Company, its agents, each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, each director of the Company and each officer of the Company who signs the Registration Statement to the same extent as the foregoing indemnity from the Company to the Agents, but only insofar as losses, claims, liabilities, expenses or damages arise out of or are based on any untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to an Agent furnished in writing to the Company by an Agent expressly for inclusion in the Registration Statement, any Permitted Free Writing Prospectus or the Prospectuses. This indemnity will be in addition to any liability that the Agents might otherwise have. The Company acknowledges that the names of the Agents set forth on the front and back covers, on the certificate of the Agents and under the heading “Relationship with Certain of the Agents (Conflicts of Interest)” in the Prospectus Supplements constitute the only information furnished in writing by or on behalf of the Agents for inclusion in the Registration Statement, any Permitted Free Writing Prospectus or the Prospectuses.

(c) Indemnification Procedures. Any party that proposes to assert the right to be indemnified under this Section 5 shall, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 5, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party shall not relieve the indemnifying party from any liability that it may have to any indemnified party under the foregoing provisions of this Section 5 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party or results in any increase in the liability under this indemnity that the indemnifying party would not otherwise have incurred had the indemnified party given the required notice. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (i) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (ii) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (iii) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party shall not have the right to direct the defense of such action on behalf of the indemnified party) or (iv) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel shall be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such fees, disbursements and other charges shall be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party shall not be liable for any settlement of any action or claim effected without its written consent (which consent will not be unreasonably withheld or delayed). No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 5 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising or that may arise out of such claim, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party. Notwithstanding the foregoing, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by this Section 5(c), the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

(d) Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 5 is applicable in accordance with its terms but for any reason is held to be unavailable from the Company or the Agents, the Company and the Agents shall contribute to the total losses, claims, liabilities, expenses and damages (including, without limitation, any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted, but after deducting any contribution received by the Company from persons other than the Agents, such as persons who control the Company within the meaning of the Act, officers of the Company who signed the Registration Statement and directors of the Company, who also may be liable for contribution) to which the Company and the Agents may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Agents on the other hand. The relative benefits received by the Company on the one hand and the Agents on the other hand shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the sum of (i) the total compensation to the Agents pursuant to Section 1(a)(ix) (in the case of one or more Agency Transactions hereunder) and (ii) the underwriting discounts and commissions received by the Agents as set forth in the table on the cover page of the Prospectuses. If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and the Agents, on the other hand, with respect to the statements or omissions which resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Agents, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense or damage, or action in respect thereof, referred to above in this subsection (d) shall be deemed to include, for purpose of this subsection (d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), the Agents shall not be required to contribute any amount in excess of the sum of (i) the total compensation to the Agents pursuant to Section 1(a)(ix) (in the case of one or more Agency Transactions hereunder) and (ii) the underwriting discounts and commissions received by the Agents as set forth in the table on the cover page of the Prospectuses, and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this subsection (d), any person who controls a party to this Agreement within the meaning of the Act will have the same rights to contribution as that party, and each officer of the Company who signed the Registration Statement will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this subsection (d), will notify any such party from whom contribution may be sought, but the omission so to notify will not relieve the party from whom contribution may be sought from any other obligation it may have under this subsection (d). No party will be liable for contribution with respect to any action or claim settled without its written consent (which consent will not be unreasonably withheld).

(e) Survival. The obligations of the Company under this Section 5 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to any affiliate of an Agent and each person, if any, who controls an Agent or any such affiliate within the meaning of the Act; and the obligations of the Agents under this Section 5 shall be in addition to any liability which it may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company and to each person, if any, who controls the Company within the meaning of the Act. The indemnity and contribution agreements contained in this Section 5 and the representations and warranties of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of the Agents, (ii) acceptance of any of the Shares and payment therefor or (iii) any termination of this Agreement.

6. Termination.

(a) The Company may terminate this Agreement in its sole discretion at any time upon giving prior written notice to the Agents. Any such termination shall be without liability of any party to any other party, except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2, 3 (except that if no Shares have been previously sold hereunder, only Section 3(i)), 5, 7(d), 7(f) and 7(k) of this Agreement shall remain in full force and effect notwithstanding such termination.

(b) Any Agent may terminate its obligations under this Agreement solely with respect to such Agent in its sole discretion at any time upon giving prior written notice to the Company. Any such termination shall be without liability of any party to another party, except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2, 3 (except that if no Shares have been previously sold hereunder, only Section 3(i)), 5, 7(d), 7(f) and 7(k) of this Agreement shall remain in full force and effect notwithstanding such termination.

(c) This Agreement shall remain in full force and effect until the earliest to occur of (A) termination of this Agreement pursuant to subsection (a) or (b) above or otherwise by mutual written agreement of the parties, (B) such date that the aggregate gross sales proceeds of the Shares sold pursuant to this Agreement equals the Maximum Amount and (C) January 29, 2025, in each case except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2, 3 (except that if no Shares have been previously sold hereunder, only Section 3(i)), 5, 7(d), 7(f) and 7(k) of this Agreement shall remain in full force and effect notwithstanding such termination.

(d) Any termination of this Agreement shall be effective on the date specified in the notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Shares, such sale shall settle in accordance with the provisions of Section 1.

7. Miscellaneous.

(a) Notices. Notice given pursuant to any of the provisions of this Agreement shall be in writing and, unless otherwise specified, shall be mailed, hand delivered or telecopied: (i) if to the Agents, at the offices of:

Virtu ITG Canada Corp.

1720 - 222 Bay Street

Toronto, ON M5K 1B7

Attention: ATM Canada

Email:

-and-

Virtu Americas, LLC

41st Floor – 1633 Broadway

New York, NY 10019 United States

Attention: Virtu Capital Markets

Email:

with a copy to:

Blake, Cassels & Graydon LLP

595 Burrard Street, Suite 2600

Vancouver, BC V7X 1L3

Attention: Kathleen Keilty

Email:

-and-

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West New York,

New York United States, 10001-8602

Attention: Ryan Dzierniejko

Email:

or if sent to the Company, at the office of the Company:

NexGen Energy Ltd.

Suite 3150, 1021 West Hastings Street

Vancouver , BC V6E 0C3

Attention: Travis McPherson

Email:

with a copy to:

Farris LLP

25th Floor –700 West Georgia Street

Vancouver, BC V7Y 1B3

Attention: Ronald Murray

Email:

-and-

Dorsey & Whitney LLP

Suite 1070 –1095 West Pender Street

Vancouver, BC V6E 2M6

Attention: Dan Miller and Anthony Epps

Email:

Any such notice shall be effective only upon receipt. Any notice under Section 5 may be made by telecopy or telephone, but if so made shall be subsequently confirmed in writing (which may include, in the case of the Agents, electronic mail to any two Authorized Company Representatives).

(b) Consent to Jurisdiction.

Each of the parties irrevocably (i) agrees that any legal suit, action or proceeding against the other brought by one party or by any person who controls that party arising out of or based upon this

Agreement or the transactions contemplated thereby may be instituted in the courts of the Province of British Columbia located in Vancouver, British Columbia, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that any party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law. The provisions of this Section 7(b) shall survive any termination of this Agreement, in whole or in part.

(c) No Third Party Beneficiaries. The Company acknowledges and agrees that the Agents are acting solely in the capacity of arm’s length contractual counterparties to the Company with respect to the offering of Shares contemplated hereby (including in connection with determining the terms of the offering) and not as financial advisors or fiduciaries to, or agents of, the Company or any other person. Additionally, the Agents are not advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Agents shall have no responsibility or liability to the Company with respect thereto. Any review by the Agents of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Agents and shall not be on behalf of the Company.

(d) Survival of Representations and Warranties. All representations, warranties and agreements of the Company contained herein or in certificates or other instruments delivered pursuant hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Agents or any of their controlling persons and shall survive delivery of and payment for the Shares hereunder.

(e) Disclaimer of Fiduciary Relationship. The Company acknowledges and agrees that (i) the purchase and sale of the Shares pursuant to this Agreement, including the determination of the terms of the offering and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the Agents, on the other hand, (ii) in connection with the offering contemplated by this Agreement and the process leading to such transaction, the Agents owe no fiduciary duties to the Company or its securityholders, creditors, employees or any other party, (iii) the Agents have not assumed nor will they assume any advisory or fiduciary responsibility in favor of the Company with respect to the offering of the Shares contemplated by this Agreement or the process leading thereto (irrespective of whether the Agents or their affiliates have advised or are currently advising the Company on other matters) and the Agents have no obligation to the Company with respect to the offering of the Shares contemplated by this Agreement except the obligations expressly set forth in this Agreement, (iv) the Agents and their affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company and (v) the Agents have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated by this Agreement and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

(f) Governing Law. THIS AGREEMENT, AND ANY DISPUTE, CLAIM OR CONTROVERSY ARISING UNDER OR RELATED TO THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF BRITISH COLUMBIA APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH PROVINCE. EACH PARTY HERETO HEREBY IRREVOCABLY SUBMITS FOR PURPOSES OF ANY ACTION ARISING FROM THIS AGREEMENT BROUGHT BY ANY OTHER PARTY HERETO TO THE JURISDICTION OF THE COURTS OF THE PROVINCE OF BRITISH COLUMBIA.

(g) Judgment Currency. The Company shall indemnify and hold harmless each of the Agents, the directors, officers, employees, counsel and agents of each of the Agents and each person, if any, who controls any Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act from and against any and all losses, claims, liabilities, expenses and damages incurred by the Agents as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

(h) Compliance with USA Patriot Act. In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Agents are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Agents to properly identify their respective clients.

(i) Counterparts. This Agreement may be signed in two or more counterparts with the same effect as if the signatures thereto and hereto were upon the same instrument.

(j) Survival of Provisions Upon Invalidity of Any Single Provision. In case any provision in this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(k) Waiver of Jury Trial. Each of the Company and each of the Agents hereby irrevocably waives any right it may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or the transactions contemplated hereby.

(l) Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience and reference only and are not to be considered in construing this Agreement.

(m) Entire Agreement. Other than the terms set forth in each Transaction Notice delivered hereunder, this Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof. This Agreement may not be amended or otherwise modified or any provision hereof waived except by an instrument in writing signed by the Agents and the Company.

[Signature page follows]

Please confirm that the foregoing correctly sets forth the agreement between the Company and the Agents.

Very truly yours,

NEXGEN ENERGY LTD.

		By:	/s/ Leigh Curyer
Name: Leigh Curyer
Title: President & CEO

		By:	/s/ Travis McPherson
Name: Travis McPherson
Title: Vice-President, Corporate Development
Confirmed as of the date first above mentioned:

VIRTU ITG CANADA CORP.

By:	/s/ Ian Williams
Name: Ian Williams
Title: Chief Executive Officer

Confirmed as of the date first above mentioned:

VIRTU AMERICAS, LLC

By:	/s/ Joshua R. Feldman
Name: Joshua R. Feldman
Title: Managing Director

SCHEDULE 1

AUTHORIZED COMPANY REPRESENTATIVES*

Name and Office / Title	E-mail Address	Telephone Numbers
Leigh Curyer President & CEO

Travis McPherson Senior Vice President, Corporate Development

Harpreet Dhaliwal Chief Financial Officer

*	Notices to be provided to at least two of the above Company Representatives.

AUTHORIZED AGENT REPRESENTATIVES*

The Authorized Agent Representatives of Virtu ITG Canada Corp. are as follows

Name and Office / Title	E-mail Address	Telephone Numbers

Dave Rogers Execution Services, Trading

With a copy to :

ATM Canada

The Authorized Agent Representatives of Virtu Americas, LLC are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
Jeffrey Lumby Head of Capital Markets

Joshua R. Feldman Managing Director

Conor Lumby Capital Markets

With a copy to :

Virtu Capital Markets

SCHEDULE 2

MATERIAL SUBSIDIARIES

None.

SCHEDULE 3

ISSUER FREE WRITING PROSPECTUSES

None.

SCHEDULE 4

Qualified Persons Who Filed Consents with the Company’s Registration Statement

Kevin Small

Jason Craven

Anthony (Tony) George

Mark Hatton

Paul O’Hara

Mark Mathisen

SCHEDULE 5

Material Mining Properties

1. Rook I uranium project—Saskatchewan, Canada

EXHIBIT A

[Company Letterhead]

[_______], 20[__]

[Virtu ITG Canada Corp.] / [Virtu Americas, LLC]

[1720 – 222 Bay St.] / [41st Floor – 1633 Broadway]

[Toronto, ON M5K 1B7] / [New York, NY 10019]

VIA EMAIL

TRANSACTION NOTICE

Ladies and Gentlemen:

The purpose of this Transaction Notice is to propose certain terms of the Agency Transaction entered into with the [Canadian Agent / U.S. Agent] under, and pursuant to, that certain Equity Distribution Agreement between the Company, the Canadian Agent and the U.S. Agent, dated [_______], 20[__] (the “Agreement”). Please indicate your acceptance of the proposed terms below. Upon acceptance, the particular Agency Transaction to which this Transaction Notice relates shall supplement, form a part of, and be subject to, the Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

The terms of the particular Agency Transaction to which this Transaction Notice relates are as follows:

Trading Day(s) on which Shares may be Sold:	[_______], 20[__], [_______], 20[__] . . . [_______], 20[__]

Maximum Number of Shares to be Sold in the Aggregate:	[_______]

Maximum Number of Shares to be Sold on each Trading Day:	[_______]

Stock exchange:	[_______]

Floor Price:	USD[__.__]

[Remainder of Page Intentionally Blank]

Very truly yours,

NEXGEN ENERGY LTD.

By:
Name: Title:

Accepted and agreed as of the date first above written:

[VIRTU ITG CANADA CORP.] / [VIRTU AMERICAS, LLC]

By:
Name: Title: